UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311 Mexico

        (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

Translation into English from original press release in Spanish, dated March 24, 2004.

         SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN NO. 69 / 2004

DATE: 03/ 24/ 2004

PEMEX RECEIVES BIDS FROM INVESTORS FOR ITS STOCK-EXCHANGE CERTIFICATES

        As part of the extension of its stock-exchange certificates program in the local Mexican debt market, Pemex received today bids from investors for an approximate amount of 40 thousand million pesos, an amount that is approximately three times greater than the announced amount of 15 thousand million pesos.

        The bids were made based on the reopening of the three issuances of stock- exchange certificates that were placed through a public offering on October 24, 2003.

        On this occasion, 136 bids were received, for which the extensions to the three issuances were completed in the following manner:

•	The first tranche, for a total amount of six thousand million pesos, with a term of 3.5 years, bearing interest equivalent to the 91-day CETES (Mexican treasury bill) rate plus 0.575 per cent;
•	The second tranche, for a total amount of six thousand million pesos, with a term of 5.5 years, bearing interest equivalent to the 182-day CETES rate plus 0.55 per cent;
•	The third tranche for a total amount of two thousand 672 million pesos, with a term of 6.5 years, bearing a fixed interest rate of 8.56 per cent.

In general, the bids received compared favorably to the equivalent rate that Pemex would have paid if this placement would have been made in dollars.

The equivalent cost in dollars of the first issuance at a variable rate is similar to the interest rate that Pemex is paying for bonds denominated in dollars for similar terms.

Regarding the second issuance at a variable interest rate with a 182-day coupon, the equivalent cost in dollars would have been 3.76 per cent, which represents a saving in comparison to the interest rate that Pemex would pay in dollars for 48 basis points.

With respect to the issuance made at a fixed rate, the equivalent cost in dollars would be 4.35 per cent, which also represents a saving of 53 basis points compared to the interest rate that Pemex would pay in dollars.

It should be highlighted that these issuances obtained the highest credit rating granted by the agencies Standard&Poor’s (“mxAAA”), Moody’s (“Aaa.mx”) and Fitch (“AAA(Mex)”).

The registration of the stock exchange certificates with the Bolsa Mexicana de Valores, S. A. de C. V. (Mexican Stock Exchange) and their payment will be made next March 26, 2004.

The resources thus obtained shall be used to finance long-term productive infrastructure projects, also denominated Pidiregas Projects.

With this issuance, Pemex once again establishes a record for corporate issuers in the Mexican market of stock exchange debt, placing in simultaneous issuances, 14 thousand 672 million pesos in a single day.

The joint co-lead managers in this operation were Acciones y Valores de México, S. A. de C. V., Casa de Bolsa Santander Serfín, S. A. de C. V., and Casa de Bolsa BBVA Bancomer, S. A. de C. V., whereas ING Casa de Bolsa, S. A. de C. V. participated as co-lead manager.

This announcement is made only and exclusively for informative purposes and does not constitute an announcement for a public bid or an offering of the securities herein described. The terms and conditions of the public bid of stock exchange certificates are described in the supplements that may be obtained from the Internet page of the Bolsa Mexicana de Valores, S. A. de C. V. (www.bmv.com.mx) and from the Pemex Internet page (www.pemex.com). Possible investors should carefully read the aforementioned supplements, the other documents and information incorporated by reference therein and especially to the section denominated “Risk Factors” of the supplements.

* This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petroleos Mexicanos
By: /s/ OCTAVIO ORNELAS ESQUINCA Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: March 26, 2004

FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.